Exhibit 99.3

LETTER OF CONFIRMATION

April 27, 2006

To:       Alberta Securities Commission
           British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorite des marches financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange
NYSE

Dear Sirs:

Subject: IAMGOLD Corporation (the "Corporation")

We confirm that the folowing materials were sent by pre-paid mail on April 26, 2006 to the registered holders of Common Shares of the Corporation:

1. Notice of Annual and Special Meeting of Shareholders/Management Information Circular
2. Form of Proxy
3. Additional Australian Stock Exchange Information
4. Annual Report 2005
5. Return Envelope

We also confirm that copies of the above-mentioned materials together with a Supplemental Mailing List Return Card were sent by overnight courier on April 26, 2006 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for IAMGOLD Corporation

416-263-9529 (Phone)
416-981-9800 (Fax)